StartUp Science, Inc.

(a Delaware Corporation)

Unaudited Financial Statements

As of the year ended December 31, 2025 and 2024

Financial Statements

StartUp Science, Inc.

Table of Contents





Independent Accountant's Review Report


April 27, 2026
To: The Shareholders of StartUp Science, Inc.
Re: 2025-2024 Financial Statement Review– StartUp Science, Inc.
San Marcos, California


Financial Review of the Financial Statements


We have reviewed the accompanying financial statements of StartUp Science, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2025 and December 31, 2024 and the related statements of income, equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of StartUp Science, Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 27, 2026





StartUp Science, Inc.
BALANCE SHEETS
December 31, 2025 and 2024
(Unaudited)

ASSETS	2025	2024
Current Assets		
Cash and cash equivalents	$ 18,219	$ 55,897
Accounts Receivable	-	2,510
Prepaid expense and other current assets	-	-
Total Current Assets	**18,219**	**58,407**
Noncurrent Assets		
Intangible assets	48,325	3,506
Total Other Assets	**48,325**	**3,506**
Total Assets	**$ 66,544**	**$ 61,913**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 360	$ 9,425
Credit cards	2,204	482
Deferred revenue	49,990	66,653
Due to related party	67,944	38,454
Accrued expenses	84	-
Notes payable - related party, current	23,200	85,000
Total Current Liabilities	**143,782**	**200,014**
Long-Term Liabilities		
Notes payable - related party, long-term	800,126	505,000
Contractual return liability	300,000	300,000
Convertible notes payable, long-term	2,058,860	4,594,000
Accrued interest on convertible note	16,000	-
Total Long-Term Liabilities	**3,174,986**	**5,399,000**
Total Liabilities	**3,318,768**	**5,599,014**
Stockholders' equity		
Common Stock, $0.000001 par value; 27,000,000 shares authorized; 10,646,067 and 7,490,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively	11	7
Additional Paid in Capital	3,014,710	189,778
Additional Paid in Capital - SAFEs	595,000	-
Retained Earnings/ (Accumulated deficit)	(6,861,945)	(5,726,886)
Total Stockholders' Equity	**(3,252,224)**	**(5,537,101)**
Total Liabilities and Stockholders' Equity	**$ 66,544**	**$ 61,913**

The accompanying footnotes are an integral part of these financial statements.

StartUp Science, Inc.
INCOME STATEMENTS
For the Years Ended December 31, 2025 and 2024
(Unaudited)

	2025	2024
Revenues	$ 88,381	$ 35,899
Cost of goods sold	(6,353)	(22,896)
Gross profit	82,028	13,003
Operating Expenses		
Advertising and marketing	175,922	153,824
General and administrative	70,257	73,919
Salaries and wages	750,343	662,461
Professional services	190,408	420,410
Amortization	15,180	3,236
Total Operating Expenses	1,202,110	1,313,850
Other Income (Expense)		
Gain on forgiveness of interest expense	205	168,225
Loss on guaranteed return obligation	-	(200,000)
Interest expense	(28,696)	-
Other expense	(1,369)	-
Other income	14,883	5,290
Total Other income (Expense)	(14,977)	(26,485)
Net Income (Loss)	$ (1,135,059)	$ (1,327,332)

The accompanying footnotes are an integral part of these financial statements.

StartUp Science, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2025 and 2024
(Unaudited)

	Members' equity	Common Stock Shares	Value ($ par)	Additional Paid in Capital	Additional Paid in Capital - SAFEs	Retained Earnings/ (Accumulated Deficit)		Total
Balance as of December 31, 2023	$ (4,209,769)	-	$ -	$ -	$ -	$ -		$ (4,209,769)
Net loss	(1,327,332)	-	-	-	-	-		(1,327,332)
Subtotal before conversion	(5,537,101)	-	-	-	-	-		(5,537,101)
Conversion to C-Corp on 12/31/2024	5,537,101	7,490,000	7	189,778	-	-	5,726,886	-
Balance as of December 31, 2024	-	7,490,000	7	189,778	-	5,726,886		(5,537,101)
Issuance of common stock	-	240,900	-	290,000	-	-		290,000
Shares issued upon conversion of notes	-	1,631,400	3	2,534,933	-	-		2,534,936
Shares issued upon conversion of profit interest units	-	1,283,767	1	-1	-	-		-
Issuance of SAFE notes	-	-	-	-	595,000	-		595,000
Net loss	-	-	-	-	-	(1,135,059)	-	1,135,059
Balance as of December 31, 2025	$ -	10,646,067	$ 11	$ 3,014,710	$ 595,000	$ (6,861,945)		$ (3,252,224)

The accompanying footnotes are an integral part of these financial statements.

StartUp Science, Inc.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024
(Unaudited)

	2025	2024
Cash Flows from Operating Activities		
Net Income (Loss)	$ (1,135,059)	$ (1,327,332)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Gain on forgiveness of interest expense	(205)	(168,225)
Loss on guaranteed return obligation	-	200,000
Amortization	15,180	3,236
Changes in operating assets and liabilities:		
Accounts receivable	2,510	(2,445)
Prepaid expense and other current assets	-	8,633
Accounts payable	(9,063)	(6,493)
Credit cards	1,722	(4,633)
Deferred revenue	(16,663)	(16,664)
Due to related party	29,490	38,454.00
Accrued expenses	84	-
Accrued interest on convertible note	16,000	-
Net cash used in operating activities	(1,096,004)	(1,275,469)
Cash Flows from Investing Activities		
Intangible assets	(60,000)	-
Net cash used in financing activities	(60,000)	-
Cash Flows from Financing Activities		
Net proceeds from notes payable	233,326	285,000
Proceeds from contractual return liability	-	100,000
Proceeds from convertible note	-	800,000
Proceeds from issuance of common stock	290,000	-
Proceeds from SAFEs	595,000	-
Net cash provided by financing activities	1,118,326	1,185,000
Net change in cash and cash equivalents	(37,678)	(90,469)
Cash and cash equivalents at beginning of year	55,897	146,366
Cash and cash equivalents at end of year	$ 18,219	$ 55,897
Supplemental information		
Interest paid	-	-
Income taxes paid	-	-

The accompanying footnotes are an integral part of these financial statements.

STARTUP SCIENCE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 and 2024
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

StartUp Science, Inc. (which may be referred to as the "Company," "we," "us," or "our") was incorporated in Delaware on December 29, 2020. The Company provides a suite of tools, educational content, and operational resources designed to support founders, investors, accelerators, and nonprofits within the startup ecosystem.

The Company was initially formed as BOSS StartUp Science, LLC, a limited liability company (LLC) in Delaware on December 29, 2020, and subsequently converted to a corporation on December 31, 2024.

On December 11, 2025, the Company changed its name to StartUp Science Inc. from BOSS StartUp Science, Inc.

The Company's fiscal year ends on December 31.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company maintains its cash balances with federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash and cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2025 and 2024, the Company has $18,219 and $55,897, respectively, in cash and cash equivalents.

Receivables and Credit Policy

STARTUP SCIENCE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 and 2024
(UNAUDITED)

Trade accounts receivable are recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest under normal trade terms. In certain instances, the Company may obtain a down payment ahead of providing goods or services to its customers.

The Company, by policy, will routinely assess the financial strength of its customer. Therefore, management of the Company believes that its accounts receivable credit risk exposure will be limited and does not expect significant write-downs in its accounts receivable balances. As of December 31, 2025 and 2024, the Company had accounts receivable of nil and $2,510, respectively.

Intangible Assets

The Company's intangible assets consist of the Boss StartUp book rights acquired from the founder Gregory Shepard, as well as software platforms acquired in 2025. These intangible assets are amortized over their estimated useful lives, with amortization expense recognized in the income statement. The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable (see Note 3).

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025 and 2024.

Accounts Payable

Accounts payable are recorded at their invoiced amounts and represent obligations to pay for goods or services received. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at the transaction date and are subsequently measured at amortized cost, which typically equals the original invoiced amount. The Company has accounts payable amounting to $360 and $9,425, as of December 31, 2025 and 2024, respectively.

Deferred Revenue

Deferred revenue consists of payments received in advance for license agreements. Revenue is recognized over the term of the license as the performance obligations are satisfied. The Company records deferred revenue when cash payments are received prior to the recognition of the related revenue. Deferred revenue is classified as a liability until the associated revenue is earned. The Company has deferred revenue amounting to $49,990 and $66,653 as of December 31, 2025 and 2024, respectively.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. Revenue is primarily derived from license agreements that provide customers with access to the Company's digital tools, educational content, and operational resources over a defined term. These agreements typically include a single performance obligation, which is satisfied over time as the customer receives continuous access to the licensed content and services. As such, revenue is recognized on a straight-line basis over the license period.

In certain cases, the Company also provides additional services, such as onboarding or consulting. These services are considered separate performance obligations and are recognized as revenue when the services are rendered.

When consideration is received from customers in advance of the Company fulfilling its performance obligations, it is recorded as deferred revenue. Revenue is subsequently recognized as the performance obligations are satisfied over time.

For the years ended December 31, 2025 and 2024, the Company recognized revenue of $88,381 and $35,899, respectively.

Cost of Goods Sold

Cost of goods sold consists primarily of data licensing fees. These costs relate to the access and use of proprietary company and investor data integrated into the Company's platforms provided to clients. The fixed and variable fees are recognized on a straight-line basis over the service period as the Company receives access to the data and fulfills its platform delivery obligations. COGS also includes other direct costs associated with maintaining and operating the Company's client-facing solutions.

The Company incurred $6,353 and $22,896 in cost of goods sold for the years ended December 31, 2025 and 2024, respectively.

Advertising

The Company expenses advertising costs as they are incurred. For the year ended December 31, 2025 and 2024, the Company had advertising and marketing expenses amounting to $175,922 and $153,824, respectively.

Income Taxes

STARTUP SCIENCE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 and 2024
(UNAUDITED)

Prior to January 1, 2024, the Company operated as a limited liability company (LLC) and was classified as a partnership for federal and state income tax purposes. Accordingly, the Company's taxable income or loss was reported on the individual tax returns of its members, and no provision for income taxes was recorded in the Company's financial statements during that period.

Effective January 1, 2024, the Company elected to be treated as a C corporation for federal and applicable state income tax purposes. As a result, the Company's income tax return will be filed as a C corporation. For legal purposes, the Company converted to a C corporation effective December 31, 2024.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance if, in management's judgment, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As of December 31, 2025, the Company had cumulative net operating loss carryforwards amounting to $6,861,945. These carryforwards give rise to a deferred tax asset amounting to $1,441,008, calculated using the 21% U.S. federal statutory tax rate. Realization of the deferred tax asset is dependent upon generating future taxable incomes. Because of the Company's history of operating losses, management has determined that it is more likely than not that the deferred tax asset will not be realized and, accordingly, has recorded a full valuation allowance against the deferred tax asset.

The Company evaluates its tax positions in accordance with ASC 740, *Income Taxes*, and recognizes a liability for uncertain tax positions when it is more likely than not that a tax position will not be sustained upon examination. As of December 31, 2025 and 2024, the Company had no unrecognized tax benefits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INTANGIBLE ASSETS AND RELATED PARTY TRANSACTIONS

BOSS StartUp Book Rights

On January 15, 2021, the Company entered into a Contribution Agreement with BOSS Capital Partners, Inc. ("BCP") to acquire certain intellectual property and related assets, including book drafts, domain names, and other content (the "Contributed Assets"). Under the terms of the agreement, the Company agreed to purchase the Contributed Assets for $90,000, payable in eight equal quarterly installments of $11,250 over a two-year period. The Company did not assume any liabilities of BCP under the agreement.

The transaction was conducted with a related party. Gregory Shepard, the Company's Chief Executive Officer, is also the founder of BCP. Mr. Shepard holds his ownership interests through Drapehs, LLC, a single-member limited liability company he owns. Drapehs, LLC holds

STARTUP SCIENCE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 and 2024
(UNAUDITED)

approximately 30% ownership in the Company and approximately 50% ownership in BCP. As such, BCP is considered a related party under ASC 850, *Related Party Disclosures*.

Subsequent to the transaction, the Company received a refund of $73,820 from Forbes in connection with the cancellation of certain publishing and marketing services that had been associated with the Contributed Assets. In accordance with U.S. GAAP, the refund was accounted for as a reduction in the cost basis of the intangible asset rather than as income, as the refund related to services that were never utilized by the Company. As a result, the total capitalized cost of the intangible asset was reduced from $90,000 to $16,180.

The intangible asset is being amortized on a straight-line basis over an estimated useful life of five years (60 months). Amortization expense for the years ended December 31, 2025 and 2024 was $3,236 and $3,236, respectively.

As of December 31, 2025 and 2024, the net carrying amount of the intangible asset was $270 and $3,506, respectively.

Software

In 2025, the Company completed two software asset acquisitions.

- On May 1, 2025, the Company acquired the Startup Stack platform, including software, user data and marketing assets, for a total purchase price of $50,000.

- On September 10, 2025, the Company acquired Startup Benefits EU platform for $20,000 of which $10,000 was paid and capitalized in 2025. The remaining $10,000 will be recognized in 2026 when the payment obligation becomes due.

Amortization for the year ended December 31, 2025 was $11,994. As of December 31, 2025, the carrying amount of the software was $48,006.

NOTE 4 – DUE TO RELATED PARTY

As of December 31, 2025 and 2024, the Company had a payable of $67,944 and $38,454 due to its Chief Executive Officer Greg Shepard related to reimbursable travel expenses. This amount was non-interest bearing and was recorded as a current liability under "Due to related party."

NOTE 5 – NOTES PAYABLE – RELATED PARTY

As of December 31, 2025 and 2024, the Company had outstanding related party notes payable totaling $823,326 and $590,000, respectively. These amounts represent both cash loans and promissory notes issued in connection with deferred compensation arrangements.

During 2023, the Company entered into compensation agreements with key employees Gary Horn, Gerardo Ortiz, and Gregory Shepard. Under these agreements, a total of $305,000 in earned but unpaid compensation was recorded as a liability. In 2024, an additional $200,000 in deferred compensation was incurred, exclusively related to Gregory Shepard. The Company formalized the outstanding deferred compensation obligations by issuing promissory notes in favor of the respective employees. These promissory notes bear interest at a contractual rate of 18% per annum; however, the employees have formally waived their right to receive any interest. As such, no interest expense was recorded in connection with these notes. In 2025, additional $295,126 in

STARTUP SCIENCE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 and 2024
(UNAUDITED)

deferred compensation was incurred for Gregory Shephard and Scott Trait and was agreed that the deferred amounts shall not accrue any interest. The notes are classified as long-term liabilities as of December 31, 2025 and 2024.

In addition, as of December 31, 2025 and 2024, the Company received cash totaling $23,200 and $85,000, respectively, from Founder, Gregory Shepard. The shareholder loans did not have any specified maturity date or interest rate. These notes are classified as current liabilities as of December 31, 2025 and 2024.

NOTE 6 – CONVERTIBLE NOTES PAYABLE

As of December 31, 2025 and 2024, the Company had outstanding convertible notes payable totaling $2,058,860 and $4,594,000, respectively. These notes were issued across multiple funding rounds between 2021 and 2024 under the Company's Convertible Promissory Note Purchase Agreement.

The notes bear simple interest at annual rates ranging from 0% to 8%, with maturity dates ranging from January 1, 2027 to August 28, 2028. Interest and principal are payable in full at maturity unless earlier converted or prepaid.

Each note is convertible, at the election of the holder, into Class B Common Units of the Company at a fixed conversion price established at issuance. The conversion prices range from $50.6346 to $164.40, depending on the specific tranche. Conversion may occur voluntarily at any time prior to repayment or maturity, including upon a sale of the Company, and is subject to the holder's execution of a joinder agreement to the Company's operating agreement.

In 2024, the total accrued interest on the convertible notes amounted to $168,225. During the year then ended, the noteholders waived their right to receive such interest. Accordingly, the Company reversed the accrued interest expense and recognized a gain of $168,225 in the income statement under "Gain on Forgiveness of Interest Expense".

The Company evaluated the embedded conversion features in accordance with applicable guidance under ASC 470-20 and ASC 815 and determined that the features are clearly and closely related to the debt host instrument. As such, no bifurcation or separate derivative accounting was required. The notes are recorded at amortized cost and classified as long-term liabilities as of December 31, 2025 and 2024.

NOTE 7 – CONTRACTUAL RETURN LIABILITY

In November 2024, the Company entered into two separate agreements with investors, receiving a total of $100,000 in proceeds. Under the terms of each agreement, the respective investor is contractually entitled to receive three times the investment amount ($150,000) upon the occurrence of a defined Liquidity Event, which includes either a change of control or an initial public offering. These agreements do not confer any voting rights, equity interests, or rights to dividends. The total obligation of $300,000 is guaranteed and unconditional. As the timing of the Liquidity Event is not reasonably determinable, the Company recognized the full amount of the obligation as a non-current liability under the account title "Contractual Return Liability" as of December 31, 2025 and 2024.

STARTUP SCIENCE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 and 2024
(UNAUDITED)

The excess of the guaranteed return over the cash proceeds received—$200,000—was recorded as "Loss on Guaranteed Contractual Obligation" in the income statement for the year ended December 31, 2024.

NOTE 8 – EQUITY

Members' Equity and Stockholders' Equity

On December 31, 2024, the Company converted from an LLC to a Delaware C-Corporation. In connection with the conversion, the Company adopted an Amended and Restated Certificate of Incorporation on December 11, 2025, which authorizes the issuance of 27,000,000 shares of common stock, consisting of 9,000,000 shares of Class A common stock and 18,000,000 shares of Class B common stock, each with a par value of $0.000001 per share.

The conversion from an LLC to a C-Corporation did not result in a change in the total amount of equity but affected its classification and presentation. Members' equity as of December 31, 2023, was reclassified into common stock, additional paid-in capital, and accumulated deficit as of December 31, 2024.

Upon the filing of the Amended and Restated Certificate of Incorporation on December 11, 2025, the Company effected a 1-for-100 forward stock split of its authorized, reserved, and issued and outstanding common stock. In connection with the amendment, the par value of the Company's common stock was changed from $0.0001 per share to $0.000001 per share. As a result of the forward stock split, the Company's outstanding equity increased from 74,900 shares to 7,490,000 shares of Class A common stock.

Although the amendment was legally effective on December 11, 2025, all issued and outstanding share information has been retroactively adjusted to reflect the stock split for all periods presented.

As of December 31, 2025 and 2024, the Company had 7,730,900 and 7,490,000 shares of Class A common stock issued and outstanding respectively. As of December 31, 2025, the Company also had 2,915,167 shares of Class B common stock issued and outstanding; no class B shares were issued or outstanding as of December 31, 2024.

Warrants

From August 2022 through May 1, 2025, the Company issued warrants to certain unitholders and investors in connection with convertible note agreements and as part of inducement arrangements. These warrants provide the holders the right to purchase common stock at a fixed exercise price and are exercisable for a period of approximately five years from the date of issuance.

The warrants were issued at exercise prices ranging from $0.01 to $100.00 per warrant. At the time of issuance, the fair market value of the underlying equity ranged from $143.07 to $181.31 per unit or share, resulting in a bargain element per warrant ranging from $43.07 to $181.30. Following the 1-for-100 forward stock split on December 11, 2025, a total of 983,387 warrants were issued through December 31, 2025, representing an aggregate bargain element of approximately $1,093,545.

Warrants associated with convertible notes were issued concurrently with the debt and are generally equity-classified. Certain warrants were also issued as inducement instruments and were accounted for as share-based compensation in accordance with ASC 718. The fair value of these

STARTUP SCIENCE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 and 2024
(UNAUDITED)

awards was determined on the grant date using either observable inputs or appropriate valuation techniques.

As of December 31, 2025 and 2024, all warrants remain outstanding and unexercised. Expiration dates for these warrants range from August 31, 2027 to March 30, 2035.

Stock Options

The Company previously maintained a 2021 Equity Incentive Plan under which equity awards could be granted to employees, directors, and consultants. In connection with the Company's conversion from a limited liability company to a Delaware C-Corporation, the Company's Board of Directors approved the termination of the 2021 Equity Incentive Plan, and determined that no awards under the prior plan were outstanding and that any prior grants were unissued, null and void.

On December 31, 2024, the Board of Directors approved the adoption of the 2025 Omnibus Equity Plan, subject to stockholder approval. The 2025 Omnibus Equity Plan provides for the issuance of equity-based awards, including stock options, restricted stock, and restricted stock awards, to employees, non-employee directors, and consultants. The Company reserved 5,400,000 shares of Class B common stock for issuance under the 2025 Omnibus Equity Plan.

As of December 31, 2025 and 2024, no equity awards had been granted or were outstanding under the 2025 Omnibus Equity Plan.

Profits Interest Units

On January 16, 2021, the Company granted a total of 13,065 Profits Interest Units ("PIUs") to five service providers. The PIUs were granted pursuant to the Company's equity incentive arrangements and are intended to qualify as "profits interests" for U.S. federal income tax purposes.

Each PIU grant was subject to a profits interest hurdle of $3.37 per unit, which represents the threshold equity value above which the holders are entitled to participate in the appreciation in the Company's value. The PIUs collectively represented 11.55% of the Company's outstanding equity interest on a fully diluted basis at the time of grant.

The PIUs were granted in exchange for services and are subject to the terms and conditions of the applicable award agreements, including potential forfeiture provisions and other restrictions. The original grants were subsequently adjusted based on a conversion ratio of 0.9826, resulting in a total of 13,065 converted PIUs outstanding as of December 31, 2024. Upon the Company's 1-for-100 forward stock split on December 11, 2025, all PIU related share amounts were proportionately adjusted, resulting in 1,306,500 PIUs post-split. In 2025, the Company converted 1,283,767 PIUs into Class B common shares. As of December 31, 2025, 22,733 PIUs remain outstanding.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2025 and 2024.

NOTE 10 – GOING CONCERN

STARTUP SCIENCE, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 and 2024
(UNAUDITED)

The Company has incurred recurring losses from operations, including net losses of approximately $1.1 million and $1.4 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, the Company had an accumulated deficit of approximately $6.9 million and $5.7 million, respectively.

Management has evaluated the Company's ability to continue as a going concern within one year after the date the financial statements are issued. The Company's ability to continue its operations and meet its obligations as they become due is dependent on its ability to raise additional capital through future equity and convertible note financings.

While management believes it will be able to secure such funding, these conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 11 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 27, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.